UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a) Under the Securities Exchange Act of 1934
Amendment No. 2

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

635309107

(CUSIP Number)

Monica K. Thurmond, Esq.

O’Melveny & Myers LLP

7 Times Square

New York, New York  10013

212-326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107		13D

1.	Names of Reporting Persons AMC Entertainment Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 18,803,420 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 18,803,420 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,803,420 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons Marquee Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 18,803,420 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 18,803,420 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,803,420 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons AMC Entertainment Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 18,803,420 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 18,803,420 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,803,420 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons American Multi-Cinema, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 18,803,420 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 18,803,420 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,803,420 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons AMC ShowPlace Theatres, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 supplements and amends the Statement on Schedule 13D filed on July 8, 2010 with respect to the shares of common stock, par value $0.01 (the “Common Stock”), of National CineMedia, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended, as applicable.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following paragraph, which is added following the last paragraph thereof:

On September 8, 2010, the underwriters exercised their over-allotment option under the Underwriting Agreement and AMC ShowPlace Theatres, Inc. (“AMCST”) and AMC redeemed 10,209 and 144,984 units, respectively, in NCM LLC for a like number of shares of the Issuer’s Common Stock.  AMCST and AMC then sold these shares in an underwritten public offering pursuant to the Underwriting Agreement.

Item 4.                      Purpose of Transaction

AMCST and AMC redeemed the Units for a like number of shares of the Issuer’s Common Stock and sold such shares in an underwritten public offering in order to use the net proceeds for general corporate purposes, including repaying indebtedness and pursuing accretive acquisitions as they become available.  Apart from continuing to give effect to the CUA Agreement, there are no plans or proposals that would relate to or result in any of the events enumerated in Items 4(a) through (j).

Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follow:

(a) Following the redemption and sale by AMCST and AMC of 10,209 and 144,984 Units, respectively, Holdings, Marquee, and AMCE beneficially own 18,803,420 shares of Common Stock of the Issuer through the direct ownership of 18,803,420 Units by AMC, which is an indirect, wholly owned subsidiary of Holdings and Marquee and a direct, wholly owned subsidiary of AMCE.  AMCST will no longer own any Units.  The Issuer is a member and the sole manager of NCM LLC, the issuer of the Units.  Each Unit is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock.  If AMC chooses to redeem all of its remaining Units, and the Issuer elects to issue shares of its Common Stock in exchange for all of the Units, then AMC would own 18,803,420 shares of the Issuer’s Common Stock upon the exchange.

AMC is a wholly owned subsidiary of AMCE.  AMCE is a wholly owned subsidiary of Marquee.  Marquee is a wholly owned subsidiary of Holdings.  As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock that may be deemed to be beneficially owned by Holdings.

A portion of the shares of Common Stock of the Issuer beneficially owned by Holdings may be attributable to the Apollo Funds and JPMP Funds because they collectively form a group that beneficially owns 59.8% of the voting capital stock of Holdings.  The Apollo Funds and JPMP Funds expressly disclaim beneficial ownership of any of the shares of Common Stock that are the subject of this Schedule 13D.

None of the executive officers or directors of Holdings, who are listed on Schedule A to the Statement on Schedule 13D filed on July 8, 2010, owns any shares of Common Stock.

(b)  The Reporting Persons have the shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, the Common Stock that is the subject of this Schedule 13D.

(c)  Except as described in this Schedule 13D, none of Holdings, any of its subsidiaries or any of the individuals listed in Schedule A to the Statement on Schedule 13D filed on July 8, 2010 has entered into any transaction involving the securities that are the subject of this Schedule 13D in the past sixty days.

(d)  The Issuer, AMC, Regal CineMedia Holdings, LLC and Cinemark Media, Inc. are parties to a Director Designation Agreement dated February 13, 2007 (“Director Designation Agreement”), which is incorporated by reference to Exhibit 3 hereto.  Pursuant to the

Director Designation Agreement, so long as AMC owns at least 5% of the total issued and outstanding Units, AMC will have the right to designate two nominees to the Issuer’s board of directors.  If at any time and only during such time, AMC owns less than 5% of the total issued and outstanding Units, then AMC will cease to have any rights of designation.  Thus, so long as AMC’s designated directors remain on the Issuer’s board, they will participate in any board decisions regarding the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

(e)  Not applicable.

Item 7.                      Material to be Filed as Exhibits

The following documents are incorporated by reference as exhibits to this Schedule 13D:

Exhibit No.	Description
1	Common Unit Adjustment Agreement, incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.
2	Underwriting Agreement, incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33296) filed on August 13, 2010.
3	Director Designation Agreement, incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:	September 9, 2010	AMC ENTERTAINMENT HOLDINGS, INC.

		By:	/s/ Craig R. Ramsey
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer

	September 9, 2010	MARQUEE HOLDINGS INC.

		By:	/s/ Craig R. Ramsey
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer

	September 9, 2010	AMC ENTERTAINMENT INC.

		By:	/s/ Craig R. Ramsey
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer

	September 9, 2010	AMERICAN MULTI-CINEMA, INC.

		By:	/s/ Craig R. Ramsey
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer

	September 9, 2010	AMC SHOWPLACE THEATRES, INC.

		By:	/s/ Craig R. Ramsey
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer